UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Decision on Acquisition of Shares or Investment Certificates of Other Corporation

Subsidiary company	POSCO	‘s material business matters to report

1. Details of Issuing Company	Name of Company	POS-Louisiana (tentative)
	Nationality	USA	Representative	—
	Capital Stock (KRW)	—	Relationship to Company	Affiliated company
	Total Number of Shares Issued	—	Main Business	Equity Investment
2. Details of Acquisition	Number of Shares to Be Acquired	—
	Acquisition cost (KRW)	858,561,094,870
	Equity Capital (KRW)	33,367,398,615,892
	Ratio to Equity Capital (%)	2.6
	Classified as a Large-scale Corporation	Yes
3. Number of Shares Held and Shareholding Ratio after Acquisition	Number of Shares Held	—
	Shareholding Ratio(%)	100
4. Acquisition Method		Cash Acquisition
5. Purpose of Acquisition		Equity investment to build an electric arc furnace steel mill in Louisiana, USA
6. Scheduled Acquisition Date		December 31, 2027
7. Subject to filing of a material fact report on asset acquisition?		N/A
-Total assets (as of the end of the latest fiscal year) (KRW)		51,412,846,092,508	Acquisition cost /Total assets(%)	1.7
8. Deemed a backdoor listing?		N/A
-Plan to increase capital through third-party allotment within six months?		N/A
9. Satisfying backdoor listing requirements for the issuing company (another corporation)?		N/A
10. Date of Board Resolution (Decision Date)		December 16, 2025

- Attendance of Outside Directors	Present(No.)	2
	Absent(No.)	—

• Attendance of Auditors(members of Audit Committee who are not outside auditors)		Present

11. Subject to reporting to the Fair Trade Commission?.		No

12. Signed a put option contract, etc.?		No

• Details of agreements		—

13. Other matters to be factored into investment decisions

•

This disclosure pertains to the investment made by POSCO HOLDINGS alongside Hyundai Motor Group to jointly construct an electric arc furnace steel mill in Louisiana, USA, as a means to respond to changes in the North American steel market and to secure a foundation for sustainable automotive steel production.

•

POSCO HOLDINGS will establish a wholly-owned SPC (POS-Louisiana, tentative), which will subsequently invest 20% of Hyundai Steel Louisiana LLC shares. The company’s total contribution will be approx. USD 582 million (approx. KRW 858.6 billion, based on the SMBS exchange rate of KRW 1,474.10 per dollar as of December 16, 2025.)

•

‘1. Details of the Issuing Company’ above is POS-Louisiana (tentative), which will be established in Delaware, USA. Details for Representative, Capital Stock(in KRW), and Total number of Shares Issued are omitted since the Issuing Company has yet to be incorporated. Once the information is generated, it will be provided through amended disclosures.

•

Number of shares to be acquired under ‘2. Details of Acquisition’ and Number of shares held under ‘3. Number of shares held and shareholding ratio after acquisition’ will be provided with an amended disclosure once they are finalized.

•

Under ‘2. Details of Acquisition,’ Acquisition cost (in KRW) is approx. USD 582 million, converted to KRW based on the SMBS exchange rate of KRW 1,474.10 per dollar as of December 16, 2025. This is the amount that POSCO HOLDINGS will contribute by the end of 2027, the final payment year, toward the construction of the electric arc furnace steel mill in the USA.

•

‘6. Scheduled acquisition date’ is stated as the end of 2027, which is the final year of capital payment from the contribution amount for the electric arc furnace steel mill in the USA. The payment will be executed in stages during the construction period.

•

The aforementioned schedule and payment details are subject to change based on the project progress; any change will be reported through amended disclosures.

•

The ‘Condensed Financial Statements of the Issuing Company’ section below remains blank as the Issuing Company has yet to be incorporated.

•

This disclosure is associated with the confirmed disclosure on the Company’s explanation regarding rumors and/or media reports on the article “POSCO Invests in Hyundai Motor’s US Steel Mills: Boosting Synergy in the EV Supply Chain,” published by The Financial News on April 22, 2025.

•

Disclosure on material business matters of a subsidiary company

•

Name of subsidiary : POSCO

• •
• Ratio of total assets : 59.1% • Ratio of total asset is based on the statement of financial position of POSCO HOLDINGS INC as of December 31, 2024.
Related disclosure	• April 22, 2025 Response to Rumors or Media Reports: Undetermined • May 22, 2025 Response to Rumors or Media Reports: Undetermined • August 21, 2025 Response to Rumors or Media Reports: Undetermined

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: December 16 , 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President